Exhibit 99.2

EACH SHAREHOLDER IS URGED TO
COMPLETE, DATE, SIGN AND PROMPTLY
RETURN THE ENCLOSED PROXY

Annual General Meeting of Shareholders of

GALMED PHARMACEUTICALS LTD.

May 13, 2019

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:

The notice of the meeting, proxy statement and proxy card

are available at http://galmedpharma.investorroom.com/

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby constitutes and appoints Mr. Guy Nehemya, Adv. and anyone on his behalf as the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution, to vote with respect to all ordinary shares, par value NIS 0.01 per share, of Galmed Pharmaceuticals Ltd. (the “Company”), standing in the name of the undersigned at the close of trading on April 10, 2019, at an Annual General Meeting of Shareholders of the Company to be held at the offices of the Company at 16 Tiomkin St., Tel Aviv 6578317, Israel on Monday, May 13, 2019, at 5:00 p.m., Israel time, and at any and all adjournments thereof, with all the power that the undersigned would possess if personally present and especially (but without limiting the general authorization and power hereby given) to vote as specified on the reverse side.

The shares represented by this proxy will be voted in the manner directed and, if no instructions to the contrary are indicated, will be voted “FOR” the proposals on the agenda (the “Proposals”), other than Proposals 4, 5 and 6, as specified in the enclosed proxy statement (the “Proxy Statement”). Capitalized terms used but not defined herein shall have the meanings given to them in the Proxy Statement.

If you do not state whether you are a controlling shareholder or have personal interest with respect to Proposal 4, 5 and 6, your shares will not be voted for such Proposals.

The undersigned hereby acknowledges receipt of the Notice of Annual General Meeting of Shareholders and the Proxy Statement furnished therewith.

(Continued and to be Signed on Reverse Side)

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the envelope we have provided.

VOTE IN PERSON

If you would like to vote in person, please attend the Annual General Meeting to be held at 16 Tiomkin St., Tel Aviv 6578317, Israel on Monday, May 13, 2019, at 5:00 p.m Israel time.

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

Annual General Meeting Proxy Card – Ordinary Shares

  DETACH PROXY CARD HERE TO VOTE BY MAIL

		For	Against	Abstain
1.	To re-elect Allen Baharaff as a Class II director to serve as a member of the Board until the annual general meeting to be held in 2022 and when his successor has been duly elected and to approve the compensation paid to him as a director	☐	☐	☐
2.	To elect Marshall Heinberg as a Class II director to serve as a member of the Board until the annual general meeting to be held in 2022 and when his successor has been duly elected and to approve the compensation paid to him as an expert external director	☐	☐	☐
3.	To re-elect Prof. Ran Oren as a Class III director to serve as a member of the Board until the annual general meeting to be held in 2020 and when his successor has been duly elected and to approve the compensation paid to him as a director	☐	☐	☐
4.	To approve an increase to the salary of Allen Baharaff, the Company’s President and Chief Executive Officer	☐	☐	☐
	• Are you a controlling shareholder or do you have personal interest in the approval of Proposal 4?	☐ Yes	☐ No
5.	To approve an annual cash bonus and related objectives and terms thereof for 2019, for Allen Baharaff, the Company’s President and Chief Executive Officer	☐	☐	☐
	• Are you a controlling shareholder or do you have personal interest in the approval of Proposal 5?	☐ Yes	☐ No
6.	To approve the appointment of Allen Baharaff, the Company’s President and Chief Executive Officer as the Chairman of the Board	☐	☐	☐
	• Are you a controlling shareholder or do you have personal interest in the approval of Proposal 6?	☐ Yes	☐ No
7.	To approve the grant of options to purchase ordinary shares of the Company to Marshall Heinberg, subject to his election as a director of the Company	☐	☐	☐
8.	To reappoint Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tohmatsu Limited, as the Company’s independent registered public accounting firm until the 2020 annual general meeting of shareholders	☐	☐	☐

Date	Signature	Signature, if held jointly

To change the address on your account, please check the box at right and indicate your new address. ☐

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.